Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 15, 2004

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                                                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______

SIGNATURES
2003 Key Features and 2004 Outlook

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP

Dated: January 15, 2004

	By:	/s/ Olivier Dubois

Olivier Dubois Senior Executive Vice President Finance and Control

PRESS RELEASE

Paris, January 15, 2004

2003 Key Features and 2004 Outlook

2003 Key Features

In advance of 2003 consolidated accounts which will be approved by Technip’s board of directors on February 25, 2004, it is already possible to highlight some key features of the past year.

Revenues and Earnings:

The Group currently estimates that it should reach its 2003 objectives in terms of revenues (up around 5%) and income from operations, or EBITA (up around 10%) despite the fall of the U.S. dollar and unusual difficulties in the execution of two offshore contracts signed in early 2001. Pre-tax income (pre-goodwill) should increase by at least 25%. As previously stated, post-tax net income (pre-goodwill) will be impacted by an abnormally high tax rate.

Order Intake:

The Offshore branch has experienced a significant increase in order intake in 2003 at approximately EUR 3.5 billion, twice the 2002 amount.

The Onshore and Downstream branch, which had already rebuilt its backlog in 2002, was again successful in 2003, maintaining a high level of new contract awards, currently estimated at EUR 2.6 billion.

The Industries branch order intake should come in at approximately EUR 300 million.

Cash:

Net debt and gearing as of December 31, 2003 should be significantly reduced compared to their December 31, 2002 levels.

The year 2003 also saw the streamlining of the Group’s legal structure, the harmonization of financial control and risk management tools, and a strengthening of senior management.

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2004 Outlook

Technip enters 2004 with improved visibility due to the size and quality of its backlog which is currently estimated to be approximately EUR 7.1 billion as of January 1, 2004, compared to EUR 5.8 billion one year earlier. As a result, more than 70% of the Group’s estimated 2004 revenues and EBITA will be provided by contracts currently under execution.

The Offshore Branch SURF (subsea umbilicals risers and flowlines) business should return to more normal EBITA margins in 2004, whereas in 2003 these were impacted by the two difficult contracts mentioned above. The seasonal character of this particular business, especially in terms of vessel fleet utilization in the North Sea during winter months, should remain quite marked in 2004, with margin recognition essentially concentrated in the 2nd and 3rd quarters.

The Offshore Branch fixed and floating platform business should experience a strong increase in revenues. As the Group will be applying its Onshore/Downstream accounting policy covering margin recognition to this activity as of January 1, 2004, EBITA margins should be rather soft as contracts signed in 2003 will be in their initial execution phases when margin recognition is limited.

In the Onshore/Downstream Branch, the large contracts signed in 2002 will be entering into their second year of execution. As a result, due to the Group’s gradual margin recognition accounting methods, a progressive, quarter-by-quarter improvement in EBITA margins should occur throughout the year.

Finally, the Industries Branch is expecting some EBITA margin improvement in 2004.

All in all, the Group expects a strong improvement in both the top and bottom lines in 2004. Compared to the last published full year consolidated accounts, that is for 2002, growth should exceed 15% for revenues, 25% for income from operations and 45% for pre-goodwill net income.

These forecasts are based on an unchanged scope of consolidation and on a budgetary currency rate of €1.00 to $1.20. It should be noted that it is estimated that a 10% change in the EUR/USD rate could lead to a 2% to 3% change in revenues and EBITA during the consolidation of the Group’s accounts.

As in 2003, the available cash flow is expected to be used primarily to reduce the Group’s debt in order to bring the sustainable gearing ratio below 20% before the end of the year 2004. Open market repurchases of securities may also be continued.

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2004 CALENDAR OF FINANCIAL EVENTS

•	2003 Year-End Results	Thursday, February 26, 2004
•	2004 First Quarter Results	Thursday, May 27, 2004
•	Annual Shareholders Meeting (First Notice)	Wednesday, April 21, 2004*
•	Annual Shareholders Meeting (Second Notice)	Thursday, April 29, 2004*
•	2004 Second Quarter and First Half Results	Thursday, July 29, 2004
•	2004 Third Quarter Results	Thursday, November 18, 2004

*	The Annual General Meeting will be convened on first notice on Friday, April 21, 2004. In the event of a lack of quorum on this date, the meeting will be reconvened on second notice on Thursday, April 29, 2004.

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This calendar is preliminary. It is available on the company’s website (www.technip.com) where it will be updated throughout the year as necessary. Earnings results press releases will be distributed over main newswire services and posted on the company’s web site before the openings of the Euronext and NYSE. Conference calls may be accessed via telephone and will also be broadcast over the company website in a listen-only mode. Dial-in details of conference calls will be made known generally 10 calendar days prior to the results release.

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Statements in this document that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to the financial condition, results of operations, business and plans of the Technip Group. Such forward-looking statements include, without limitation, statements relating to: (a) (i) Technip’s estimation of 2003 revenues, income from operations, EBITA and pre-tax/pre-goodwill net income, (ii) Technip’s estimation of order intake during 2003, both for the Offshore branch, the Onshore and Downstream branch, and the Industries branch (iii) Technip’s estimation of its net debt at year-end 2003, and (iv) Technip’s estimation of its backlog as of January 1, 2004; all of which estimations may prove to differ significantly from the final figures, and (b) Technip’s performance in 2004, with respect to EBITA margins, revenues, income from operations and pre-goodwill net income.

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Such statements are based on a number of assumptions, expectations and forecasts (including, without limitation, the assumption that the scope of consolidation of Technip will remain unchanged, and the assumption, for budget purposes, of a euro/dollar exchange rate of €1.00 = $1.20), that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, armed conflict or political instability in the Persian Gulf or other regions, the strength of competition, interest rate fluctuations, control of costs and expenses, the reduced availability of government-sponsored export financing, the timing and success of anticipated integration synergies and stability in developing countries. For a further description of such risks and uncertainties, see the reports filed by Technip with the Securities and Exchange Commission and the “Commission des Opérations de Bourse” (now replaced by the “Autorité des Marchés Financiers”). Technip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

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Press Relations
Sylvie Hallemans	Tel. +33 (0) 1 47 78 34 85
E-mail: shallemans@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
E-mail: daguez@technip.com

Internet:	www.technip.com

Technip trades under the symbol TKP on the NYSE and under the ISIN FR0000131708 on the Euronext.

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